03011810

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C.

SECURITIES AND EXCHA[redacted])N
Washingtor[redacted]

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ANNUAL AUDI[redacted]EPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services LLC
dba CR Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205F Centerville Road
(No. and Street)

Warwick (City) Rhode Island (State) 02886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Spaziano (401) 738-0070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen, Scorpio & Cerilli
(Name – *if individual, state last, first, middle name*)

220 South Main Street (Address) Providence, (City) Rhode Island (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia M. Cerilli, CPA [redacted], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statem[redacted]ing schedules pertaining to the firm of CR Broker Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclousre in the financial statements of

Creative Resources Broker Services, LLC at December 31, 2002

Signature

CPA

Title

8/16/03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (not applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Calculation of Net Capital:

Member's capital	$ 43,781
Less: warrants	(20,100)
Stocks	(13,000)
	10,681
Minimum required	5,000
Excess	$ 5,681

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

MullenScorpioCerilli
Certified Public Accountants
and Business Consultants

MullenScorpioCerilli

Certified Public Accountants
and Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 12, 2003

To the Member of
Creative Resources Broker Services, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Creative Resources Broker Services, LLC (the Company) as of December 31, 2002 and 2001 and the related statement of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

BALANCE SHEET

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Assets - all current:		
Cash	$ 17,942	$ 15,177
Accounts receivable	8,428	84,361
Accounts receivable - related party (Note 2)	6,367	110,500
Investment (Note 3)	33,100	33,100
Total assets	$ 69,470	$243,138
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities (all current):		
Accounts payable	$ 4,738	$ 98,219
Payable to related party (Note 2)	17,318	76,286
Total liabilities	22,056	174,505
Member's capital	43,781	68,633
Total liabilities and member's equity	$ 65,837	$243,138

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Commission income	$324,000	$554,974
Selling, general and administrative Expenses:		
Commission	325,331	480,391
Insurance	1,154	3,401
Legal	518	195
Licensing	4,627	5,450
Office	263	186
Professional fees	18,367	32,756
Advertising	-	350
Travel and entertainment	-	188
Contributions	-	500
Subscriptions	417	483
Freight and delivery	-	79
Miscellaneous	389	485
Total selling, general and administrative expenses	351,066	524,464
Income (loss) from operations	(27,066)	30,510
Other income and expense:		
Interest income	2,464	257
Interest expense	-	(1,311)
State tax	(250)	(250)
Net income (loss)	$(24,852)	$ 29,206

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF MEMBER'S CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Balance - beginning of year	$ 68,633	$ 39,427
Member's capital contribution	0	0
Add - net income (loss)	(24,852)	29,206
Balance - end of year	$ 43,781	$ 68,633

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Operating activities:		
Net income (loss)	$(24,852)	$ 29,206
Changes in operating assets and liabilities:		
Accounts payable - related party	(58,968)	76,286
Accounts receivable	75,933	(58,121)
Accounts receivable - related party	104,133	(98,000)
Accounts payable		63,227
Commission advance	(93,481)	(2,300)
Net cash provided (used) by operating activities	2,765	10,298
Investing activities:		
Repayment of loan from sole owner	-	(2,960)
Net cash provided (used) by investing activities	-	(2,960)
Net increase (decrease) in cash	2,765	7,338
Cash and cash equivalents - beginning of year	15,177	7,839
Cash and cash equivalents - end of year	$ 17,942	$ 15,177

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Note 1 - Summary of Significant Accounting Policies

Nature of Business - Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

Basis of Accounting - The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue - The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable - The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Investments - Investment are recorded at cost. See Note 3.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Income Taxes - The Company is a limited liability company. The member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $250 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) distributes commissions through Creative Resources, Inc.. Creative Resources, Inc. is a separate corporation wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company).

Creative Resources, Inc. provides office space and overhead for the Company. The value of these expenses has not been determined and is not included on the financial statements.

The following is a detail of the transactions between the Company, Creative Resources, Inc., and the Company's sole owner:

	2002	2001
Total commission expensed for the year to:		
Creative Resources, Inc.	$246,551	$367,424
Sole Owner of the Company	$ 26,928	$ 39,821

	2002	2001
Payable to related party:		
Commissions payable to:		
Creative Resources, Inc.	$ 17,318	$ 75,459
Sole Owner of the Company	-	827
	$ 17,318	$ 76,286

	2002	2001
Accounts receivable - related party		
Amounts receivables from:		
Refund on return policy - Creative Resources	$ -	$110,500
Sole owner of the Company - commission advance	6,367	-
	$ 6,367	$110,500

Note 3 - Investments

During the year ended December 31, 2000, the Company purchased stock and warrants through a private placement offered exclusively to owners of broker dealer companies. These stocks and warrants are currently not traded on the public market. These investments are recorded at cost. The investments at year-end are as follows:

	2002	2001
Stocks	$ 13,000	$ 13,000
Warrants	20,100	20,100
Total	$ 33,100	$ 33,100